CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
September 18, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)

NOTICE OF THE 2008 ANNUAL GENERAL MEETING AND EXPLANATORY
STATEMENT OF PHARMAXIS LTD
TO BE HELD AT SOFITEL SYDNEY WENTWORTH, 61 PHILLIP STREET, SYDNEY NSW 2000
ON 23 OCTOBER 2008 AT 2:30 PM AUSTRALIAN EASTERN STANDARD SUMMER TIME
TO BE VALID, PROXY FORMS FOR USE AT THE MEETING MUST BE COMPLETED AND
LODGED NO LATER THAN 21 OCTOBER 2008 AT 2:30 PM AUSTRALIAN EASTERN
STANDARD SUMMER TIME
IMPORTANT
This document is important and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

15 September 2008
Dear Shareholder,
Please find enclosed the notice of the 2008 annual general meeting of shareholders of Pharmaxis Ltd (Company) which will be held at the Sofitel Sydney Wentworth, 61 Phillip St, Sydney NSW 2000, on 23 October 2008 at 2:30 pm Australian Eastern Standard Summer Time.
The Chairman, the Chief Executive Officer and the Chief Financial Officer will each give presentations at the meeting in relation to the Company’s progress over the financial year ended 30 June 2008 as well as an overview of some of the Company’s key objectives for the 2009 financial year. Additional details of the Company’s performance and operations are set out at www.pharmaxis.com.au and in the Company’s 2008 annual review and 2008 statutory annual report.
The formal part of the annual general meeting will cover the ordinary business transacted each year, including the consideration of the Company’s financial statements and remuneration report and the re-election of directors. Shareholders will also be asked to consider two other matters:
1. The grant of 200,000 employee options to Dr Alan Robertson, the Chief Executive Officer of the Company. The Board considers that employee options are an important tool in rewarding, retaining and incentivising employees. On 12 August 2008, as part of its annual performance review, the Board granted a total of 200,000 employee options to Dr Alan Robertson subject to the receipt of shareholder approval. The options are not immediately exercisable but vest over four years subject to the achievement of annual performance targets set and approved by the Remuneration and Nomination Committee of the Board. As in prior years, all of the Company’s employee options are granted with an exercise price set at the then current market price of the Company’s shares, calculated as the volume weighted average price of the Company’s shares on the Australian Securities Exchange over the five trading days prior to the grant date. The number of options granted recognises the achievement of Dr Robertson’s goals for the year and is consistent with prior annual grants; and
2. The grant of 200,000 employee options to Mr William Delaat, a non executive director appointed in June 2008. It has been the Board’s practice to grant options to non executive directors upon their appointment as directors. The Board granted Mr William Delaat 200,000 employee options at the time of his appointment as a non executive director on 23 June 2008 subject to the receipt of shareholder approval. Consistent with the Employee Option Plan, the options are not immediately exercisable but vest over four years.
Further details of the resolutions to be considered at the 2008 annual general meeting are contained in the explanatory statement to the notice of meeting.
If you plan to attend the meeting, please bring the enclosed proxy form to facilitate your prompt registration. If you are unable to attend the meeting, you are able to appoint a proxy to attend and vote on your behalf using the enclosed proxy form. Shareholders will have an opportunity to ask questions during the meeting or by submitting written questions. Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting.
We look forward to welcoming you at the meeting.
Yours faithfully
David McGarvey
Company Secretary and Chief Financial Officer

Notice of Annual General Meeting
Notice is hereby given that the 2008 annual general meeting of ordinary shareholders of Pharmaxis Ltd ABN 75 082 811 630 (Company) will be held at the Sofitel Sydney Wentworth, 61 Phillip St, Sydney NSW 2000 on 23 October 2008 at 2:30 pm Australian Eastern Standard Summer Time.
ORDINARY BUSINESS
1. Financial Statements
To receive and consider the financial report, directors’ report and the auditor’s report of the Company for the financial year ended 30 June 2008.
2. Remuneration Report
To consider and, if thought fit, to pass item 2 as an ordinary resolution (advisory vote only):
That the remuneration report of the Company for the year ended 30 June 2008 be adopted.
3. Re-election of Mr Denis Hanley as a Non Executive Director
To consider and, if thought fit, to pass item 3 as an ordinary resolution:
That Mr Denis Hanley be re-elected as a non executive director of the Company.
4. Re-election of Mr William Delaat as a Non Executive Director
To consider and, if thought fit, to pass item 4 as an ordinary resolution:
That Mr William Delaat be re-elected as a non executive director of the Company.
SPECIAL BUSINESS
5. Grant of Employee Options to Dr Alan Robertson
To consider and, if thought fit, to pass item 5 as an ordinary resolution:
That, for the purposes of Listing Rule 10.14 of the Listing Rules of the Australian Securities Exchange (ASX Listing Rules), the Corporations Act 2001 (Cth) (Corporations Act) and for all other purposes, approval be given for the grant of 200,000 employee options to Dr Alan Robertson under the Company’s employee option plan (Employee Option Plan), resolved to be granted by the Board on 12 August 2008 and, upon exercise of those options, the acquisition of the ordinary shares underlying those options, in accordance with the terms of the Employee Option Plan and the explanatory statement accompanying this notice of meeting.
6. Grant of Employee Options to Mr William Delaat
To consider and, if through fit, to pass item 6 as an ordinary resolution:
That, for the purposes of Listing Rule 10.14 of the ASX Listing Rules, the Corporations Act and for all other purposes, approval be given for the grant of 200,000 options to Mr William Delaat under the Employee Option Plan, resolved to be granted by the Board on 23 June 2008 and, upon exercise of those options, the acquisition of the ordinary shares underlying those options, in accordance with the terms of the Employee Option Plan and the explanatory statement accompanying this notice of meeting.

OTHER BUSINESS
To deal with any other business that may be brought forward in accordance with the constitution of the Company and the Corporations Act.
VOTING RESTRICTIONS
Voting Restrictions Applicable to Items 5 and 6
As required by the ASX Listing Rules, the Company will disregard any votes cast on the resolutions set out in items 5 and 6 by:
•	any director of the Company (except a director who is ineligible to participate in any employee incentive scheme in relation to the Company) and, if ASX Limited has expressed an opinion under rule 10.14.3 that approval is required for participation in the Employee Option Plan by anyone else, that person; and

•	any of their associates.
However the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.
By order of the Board
Mr David McGarvey
Company Secretary and Chief Financial Officer
15 September 2008
VOTING ENTITLEMENTS
For the purpose of the Corporations Act, the Company has determined that the holders of the Company’s ordinary shares for the purpose of the 2008 annual general meeting, will be the registered holders of ordinary shares at 7:00 pm Australian Eastern Standard Summer Time on 21 October 2008.
This notice is also being sent to The Bank of New York Mellon as depositary agent of the Company’s American Depositary Shares (ADS). Holders of ADSs are invited to attend the annual general meeting but are not entitled to vote on any of the proposed resolutions. However, holders of ADSs may, subject to the terms of the depositary agreement between The Bank of New York Mellon and the holders of the ADSs, instruct The Bank of New York Mellon to vote the ordinary shares underlying their ADSs on their behalf.
PROXIES
Ordinary shareholders have the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to two or more votes they may appoint two proxies and may specify the percentage of votes that each proxy is appointed to exercise. A proxy form has been included with this notice of meeting. Proxy voting instructions are provided with the proxy form.

Completed proxies can be lodged with our registrar Computershare Investor Services Pty Limited:
by hand: Level 2, 60 Carrington Street, Sydney NSW 2000
by post: GPO Box 242, Melbourne VIC 3001
by facsimile: 1800 783 447
or to the Company:
by hand or by post: Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086 by facsimile: +61 (2) 9451 3622
Duly completed proxies must be received by no later than 2:30 pm Australian Eastern Standard Summer Time on 21 October 2008.
Alternatively, you may submit your proxy form online by visiting www.investorvote.com.au. To use the online facility you will require the secure access information set out on your proxy form. You will be taken to have duly executed the proxy form if you lodge it in accordance with the instructions prior to 2:30 pm Australian Eastern Standard Summer Time on 21 October 2008. A proxy cannot be appointed electronically if they are appointed under a power of attorney.
POWER OF ATTORNEY
If an ordinary shareholder has appointed an attorney to attend and vote at the meeting, or if a proxy form is signed by an attorney, the power of attorney must likewise be received by Computershare Investor Services Pty Limited at Level 2, 60 Carrington Street, Sydney NSW 2000 or by post at GPO Box 242, Melbourne VIC 3001 or at the Company’s Registered Office, Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086, or by facsimile to Computershare on 1800 783 447 or to the Company on +61 (2) 9451 3622 by no later than 2:30 pm Australian Eastern Standard Summer Time on 21 October 2008.
CORPORATE REPRESENTATIVES
If a corporate ordinary shareholder wishes to appoint a person to act as a representative at the meeting, that person should be provided with a letter authorising that person as the company’s representative (executed in accordance with that company’s constituent documents and the Corporations Act).

EXPLANATORY STATEMENT
Item 1 — Financial Statements
In accordance with section 317 of the Corporations Act, the financial report, directors’ report and the auditor’s report of the Company for the financial year ended 30 June 2008 will be presented to the meeting. Shareholders will be provided with an opportunity to ask questions in relation to the reports but there will be no formal resolution put to the meeting. The reports are contained in the Company’s 2008 statutory annual report which is available at www.pharmaxis.com.au.
Item 2 — Advisory Vote in Relation to the Remuneration Report of the Company
Section 250R(2) of the Corporations Act requires that shareholders of a listed company vote in respect of the adoption of the remuneration report of the Company. Section 250R(3) of the Corporations Act provides that the vote on the resolution is advisory only and does not bind the board of directors of the Company (Board). The remuneration report is set out in section 1.5 of the Company’s 2008 statutory annual report. Shareholders will be provided with an opportunity to ask questions in relation to the remuneration report prior to the resolution being voted on as an ordinary resolution. Noting that each director has a personal interest in their own remuneration from the Company, as set out in the remuneration report, the Board recommends that shareholders vote in favour of this resolution.
Item 3 — Re-election of Mr Denis Hanley — Non Executive Director
Mr Denis Hanley has been an independent non executive director of the Company and Chairman of the Board since October 2001. In accordance with the retirement by rotation requirements of the Company’s constitution and the ASX Listing Rules, Mr Denis Hanley retires and offers himself for re-election.
From 1983 to 1997, Mr Denis Hanley served as Chief Executive Officer of Memtec Limited, a leader in the design and manufacture of microfiltration membrane systems. From 1971 to 1982, Mr Denis Hanley held various positions within Baxter Healthcare, most recently as Australian Managing Director. Mr Denis Hanley has served on the Australian Industry Research and Development Board and various technology councils and roundtables. Mr Denis Hanley serves on the board of directors of Universal Biosensors, Inc., CathRx Ltd and PFM Cornerstone Limited and was a member of the Australian Government’s Cooperative Research Centre Committee. Mr Denis Hanley holds an M.B.A. with high distinction from the Harvard Graduate School of Business Administration, where he was named a Baker Scholar. Mr Denis Hanley is Chairman of the Remuneration and Nomination Committee and a member of the Audit Committee.
If re-elected, Mr Denis Hanley’s term of appointment will be until the end of the third annual general meeting following his re-election or three years (whichever is longer), subject to the constitution of the Company, the ASX Listing Rules and the Corporations Act.
The Board (with Mr Denis Hanley abstaining) recommends that shareholders vote in favour of this resolution.
Item 4 — Re-election of Mr William Delaat — Non Executive Director
Mr William Delaat was appointed by the Board as a non executive director of the Company on 23 June 2008. In accordance with the requirements of the Company’s constitution and the ASX Listing Rules, Mr William Delaat retires and offers himself for re-election.
Mr William Delaat has 35 years experience in the global pharmaceutical industry, most recently as the managing director of the Australian subsidiary of Merck & Co., a position he held from 1997 until his retirement in 2008. During his career Mr William Delaat has held executive positions in both Europe and Australia for Merck and AstraZeneca. Mr Delaat is experienced in sales and marketing and has been responsible for international product launches and commercialisation of respiratory products. Mr William Delaat is chairman of the Australian pharmaceutical industry’s peak body, Medicines Australia, and is chairman of the Pharmaceuticals Industry Council. Mr William Delaat holds a Bachelor of Science, Physiology & Chemistry from the University of London. Mr William Delaat is a member of the Audit Committee.

If re-elected, Mr William Delaat’s term of appointment will be until the end of the third annual general meeting following his re-election or three years (whichever is longer), subject to the constitution of the Company, the ASX Listing Rules and the Corporations Act.
The Board (with Mr William Delaat abstaining) recommends that shareholders vote in favour of this resolution.
Items 5 & 6 Grants of Options to Directors
Item 5 — Grant of Options to Dr Alan Robertson
The grant of options to directors under the Employee Option Plan of the Company (Employee Option Plan) requires the approval of shareholders under Listing Rule 10.14 of the ASX Listing Rules.
Following the annual review of his performance for the year ended 30 June 2008, on 12 August 2008 the Board approved, subject to the receipt of necessary shareholder approval, the grant of 200,000 employee options, all on the same terms, to Dr Alan Robertson, the Chief Executive Officer of the Company.
The employee options are governed by the Employee Option Plan and are granted on terms consistent with options granted by the Company in previous years. The options are proposed to be granted for no cash consideration with an exercise price of A$1.8170, which represents the market price at the time of grant as calculated by the volume weighted average price of the Company’s ordinary shares on the Australian Securities Exchange over the five trading days prior to the grant date. If approved, the options would be taken to be granted on 12 August 2008 and would expire on 11 August 2018. The options vest in four equal tranches on 30 June 2009, 30 June 2010, 30 June 2011 and 30 June 2012. Vesting would also be subject to the achievement of annual performance targets set and approved by the Remuneration and Nomination Committee of the Company which are designed to enhance share value creation. The Remuneration and Nomination Committee may approve the vesting of all or only a portion of the relevant options for a particular period. If a formal takeover offer is made for the Company, all options which have not yet vested, automatically vest. When exercisable, each option would entitle Dr Alan Robertson to subscribe for one fully paid ordinary share in the capital of the Company. Each ordinary share issued on exercise of an option will rank equally with all other ordinary shares then on issue.
As noted above, the options were approved by the Board as part of its annual review of remuneration for all directors and employees. The number of options granted is consistent with the grants of options in prior years and was determined by the Remuneration and Nomination Committee after consideration of external advice. Further information about the Company’s remuneration framework for executive officers, including the use of employee options, is set out in the remuneration report contained in the Company’s 2008 statutory annual report. In summary terms, as a company building a speciality pharmaceutical business, the Board consider options a key tool in retaining and incentivising the Chief Executive Officer while staying within the fiscal constraints of a growing company. Options act as a reward for past performance, as a long term incentive and as a retention mechanism.
The Board (with Dr Alan Robertson abstaining) recommends that shareholders vote in favour of this resolution.
Item 6 — Grant of Options to Mr William Delaat
Mr William Delaat was appointed as a non executive director of the Company on 23 June 2008. As part of his appointment, on 23 June 2008, the Board approved the grant of 200,000 employee options to Mr William Delaat under the Employee Option Plan, subject to receipt of shareholder approval.

The options proposed to be granted would be governed by the terms of the Employee Option Plan and would be granted on terms generally consistent with the existing options granted by the Company. The number of options granted is the same as the number of options granted upon the appointment of other non executive directors of the Company. The options are proposed to be granted for no cash consideration and with an exercise price of A$1.5990 which represents the market price at the time of grant as calculated by the volume weighted average price of the Company’s ordinary shares on the Australian Securities Exchange over the five trading days prior to the grant date. If approved, the options would be taken to be granted on 23 June 2008 and would expire on 22 June 2018. The options would vest in four equal tranches on 30 June 2009, 30 June 2010, 30 June 2011 and 30 June 2012. If a formal takeover offer is made for the Company, all options which have not yet vested, automatically vest. When exercisable, each option would entitle Mr William Delaat to subscribe for one fully paid ordinary share in the capital of the Company. Each ordinary share issued on exercise of an option will rank equally with all other ordinary shares then on issue.
Further information about the Company’s remuneration framework for non executive officers, including the use of employee options, is set out in the remuneration report contained in the Company’s 2008 statutory annual report.
The Board (with Mr William Delaat abstaining) recommends that shareholders vote in favour of this resolution.
Subject to receipt of shareholder approval, the options the subject of items 5 & 6 would be formally granted as soon as practicable after the annual general meeting. The consideration received on exercise of the options will be used for the Company’s general corporate purposes. The Company will not provide any loans or other financial assistance in connection with the grant or exercise of the proposed options.
Additional ASX Listing Rule disclosures: On 10 August 2007, Dr Alan Robertson was granted 300,000 employee options for nil consideration with an exercise price of $3.389, 150,000 of which had been approved by shareholders at the 2006 annual general meeting of the Company and remaining 150,000 of which were approved by shareholders at the 2007 annual general meeting of the Company. On 15 November 2006, Dr John Villiger was granted 200,000 employee options for nil consideration with an exercise price of $3.2258 which were approved by shareholders at the 2007 annual general meeting of the Company. There is no proposal to grant options to the directors other than as set out in item 5 & 6. As required by the ASX Listing Rules however, it is advised that, subject always to shareholder approval requirements, all of the directors, comprising of Mr Denis Hanley, Dr Alan Robertson, Mr William Delaat, Dr Peter Farrell, Mr Malcolm McComas and Dr John Villiger remain entitled to the future grant of options under the terms of the Employee Option Plan.

Lodge your vote: Online: www.investorvote.com. au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Proxy Form Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate ''Certificate of Appointment of Corporate Representative’’ prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com. Comments & Questions: If you have any comments or questions for Pharmaxis Ltd or its auditor, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, or turn over to complete the form

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X‘) should advise your broker of any changes. Appoint a Proxy to Vote on Your Behalf I/We being a member/s of Pharmaxis Ltd hereby appoint the Chairman of the Meeting OR PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Pharmaxis Limited to be held at the Sofitel Sydney Wentworth, 61 Phillip St, Sydney NSW on Thursday, 23 October 2008 at 2.30pm and at any adjournment of that meeting. Important for Items 5 and 6: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Items 5 and 6 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 5 and 6 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of items 5 and 6 of business. I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxy holder, would be disregarded because of that interest. ORDINARY BUSINESS 2 To adopt the Remuneration Report for year ended 30 June 2008 3 To re-elect Mr Denis Hanley as a Non Executive Director 4 To re-elect Mr William Delaat as a Non Executive Director SPECIAL BUSINESS 5 Grant of Employee Options to Dr Alan Robertson 6 Grant of Employee Options to Mr William Delaat The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary _____ Director _____ Director/Company Secretary Contact

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: September 18, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer